SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated November 24, 2003

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ☒                     Form 40-F  ☐

Enclosures:

1.                                                               Nokia Press Release dated November 24, 2003 and titled:

Nokia redefines addressable market – targets EUR 200 billion opportunity

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2003		Nokia Corporation

	By:	/s/ Ursula Ranin
Name: Ursula Ranin
Title: Vice President, General Counsel

PRESS RELEASE

November 24, 2003

Nokia redefines addressable market – targets EUR 200 billion opportunity

Nokia expects to achieve its earlier guidance for the fourth quarter

At the company’s Capital Market Days in Irving, Texas, Nokia outlined its strategy for growth in the expanding multimedia and enterprise markets while continuing to capitalize on the mobile voice market.

“Expanding mobile voice, driving consumer multimedia and extending mobility to the enterprise are central to Nokia’s growth strategy,” said Jorma Ollila, Nokia Chairman and CEO. “With our new structure, effective as of January 1, 2004, we will be aligned to focus on the EUR 200 billion market opportunity through meeting end-user and customer needs, developing end-to-end solutions and realizing economies of scale.”

Expanded addressable market driving growth

Based on 2003 market value estimates, Nokia believes that the combined markets of voice-optimized devices, imaging, games, media, and enterprise mobility and mobile networks represent a EUR 200 billion addressable market for the company. Nokia will pursue this market opportunity by further leveraging its core competitive advantages of superior products, brand, demand supply network, technology leadership and cost efficiency.

Nokia’s strategy is designed to drive growth in net sales. The imaging, games, media, and enterprise mobility device markets offer Nokia excellent growth potential while there still are opportunities to increase Nokia’s market share in voice-optimized device and networks markets. Assuming favorable development of the defined addressable market and successful implementation of the company’s strategy and new operational structure, Nokia has a long-term target to achieve an average annual net sales growth of at least 10 % at constant currency.

Nokia currently predicts that the 2003 mobile phone market volume will be approximately 460 million units and expects 2004 market volume growth to be somewhat over 10%. The company continues to target faster-than-market growth. Nokia sees the overall mobile infrastructure market stabilizing and expects the 2004 market to be at the same level as in 2003.

Sales and profit contribution based on the new structure

Under the new Nokia structure, four business groups - Mobile Phones, Multimedia, Networks and Enterprise Solutions - will have profit and loss responsibility. Based on current Nokia sales estimates, Mobile Phones would account for approximately 65% of Nokia’s fourth quarter 2003 sales, Multimedia slightly above 10%, Networks slightly below 20%, and Enterprise Solutions about 5%.

Based on current Nokia estimates, if the new business groups were reported separately in the fourth quarter 2003, the new Mobile Phones Business Group would have similar gross margins as and slightly higher operating margins than the current Nokia Mobile Phones. Multimedia would have similar gross margins, and Enterprise Solutions slightly higher gross margins than the current Nokia Mobile Phones.

Based on the current estimates, given initial high investments in R&D and marketing together with low sales, the new business groups Multimedia and Enterprise Solutions are expected to generate operating losses in the short-term. Multimedia is targeted to be at break-even for the fourth quarter 2004 and Enterprise Solutions is targeted to reach break-even sometime during 2005.

Nokia Networks has gross margins slightly below Nokia Group levels and is expected to make a slight operating profit based on current quarterly sales levels.

Nokia’s competitiveness and efficiency will be further enhanced through horizontal groups: Customer and Market Operations; Technology Platforms; and Strategy, Research, Venturing and Business Infrastructure.

Mobile Phones Business Group

This group will offer a global range of highly competitive mobile phones for large consumer segments. Mobile Phones will include GSM voice-centric and camera devices as well as mobile entry, CDMA and TDMA products. Mobile Phones will continue to exploit Nokia’s key strengths of products, brand, and cost and operational efficiencies.

Multimedia Business Group

Multimedia will focus on mobility’s impact on imaging and smart phones; games; media and music; and mobile enhancements. Nokia is already seeing early signs of growth in this market. Volumes of camera phones exceeded volumes of digital still cameras already in Q2 2003, making Nokia the world’s largest digital camera supplier in 2003. Nokia’s leading range of imaging devices together with improving features, such as megapixel cameras for 2004, are driving the imaging strategy. A steady flow of 100 new game titles by the end of next year will support the company’s strategy in games.

Networks Business Group

Networks will continue to offer leading infrastructure technology and related services based on major wireless standards. Networks is at the heart of Nokia’s strategy of driving increased global wireless penetration, fixed-to-mobile conversion and mobile multimedia. The Networks business group already sees opportunities in 2004 to gain market share from its current position of slightly above 15% of the total global mobile infrastructure market.

Enterprise Solutions Business Group

Enterprise Solutions will build on Nokia’s existing expertise in mobile voice and messaging devices as well as network security and mobile connectivity infrastructure. The unit will offer value to enterprises by providing a range of devices and seamless mobile connectivity solutions based on an end-to-end mobility architecture.

Technology Leadership

Management emphasized their belief that the scope and breadth of Nokia’s research and development investment helps the company to maintain its technology leadership and to exploit new business areas. Nokia carefully aligns its research and development investments to support the expanding markets of multimedia and enterprise.

Nokia makes strong progress in strategic areas

Nokia’s mobile phone volumes continue to grow faster than the overall mobile phone market volumes, resulting in market share gains in 2003. The favorable development of Nokia’s mobile phone market share in 2003 has resulted in a clear number one position in the United States and a number one position in GSM in China. Nokia has also doubled its share of the global CDMA handset market in 2003.

Fourth quarter update

For the fourth quarter 2003, Nokia sees that the mobile phone market has continued to develop well based on indications of strong industry demand and healthy channel inventories. The company’s own mobile phone volumes are progressing according to plan. In infrastructure, both the overall market and Nokia Networks performance are developing as projected.

As a mid-quarter update based on the progress so far this quarter, Nokia believes it will achieve its previous guidance given in conjunction with the company’s third quarter results announcement on October 16, 2003, including the sales guidance (Nokia Mobile Phones flat or slightly up year-on-year, Nokia Networks approximately EUR 1.4 billion) and pro forma EPS (diluted) guidance (EUR 0.21-EUR 0.23).

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding A) the timing of product deliveries; B) our ability to develop and implement new products and technologies; C) expectations regarding market growth and developments; D) expectations for growth and profitability; and E) statements preceded by “believe,” “expect,” “anticipate,” “foresee” or similar expressions, are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) developments in the mobile communications market including the continued development of the mobile phone replacement market and the timing and success of the roll-out of new products and solutions based on 3G and subsequent new technologies; 2) demand for our products and solutions; 3) the development of the mobile software and services market in general; 4) the availability of new products and services by network operators; 5) market acceptance of new products and service introductions; 6) the intensity of competition in the mobile communications market and changes in the competitive landscape; 7) the impact of changes in technology; 8) general economic conditions globally and in our most important markets; 9) pricing pressures; 10) consolidation or other structural changes in the mobile communications market; 11) the success and financial condition of the Company’s partners, suppliers and customers; 12) the management of the Company’s customer financing exposure; 13) the success of our product development; 14) our success in maintaining efficient manufacturing and logistics as well as high product quality; 15) the ability of the Company to source quality components and research and development without interruption and at acceptable prices; 16) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions; 17) inventory management risks resulting from shifts in market demand; 18) fluctuations in exchange rates, including, in particular, the fluctuations between the euro, which is our reporting currency, and the US dollar and the Japanese yen; 19) the impact of changes in government policies, laws or regulations; as well as 20) the risk factors specified on pages 11 to 18 of the Company’s Form 20-F for the year ended December 31, 2002.

For more information - Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 972 894 4880

www.nokia.com

Q4 2003 results will be made public on January 22, 2004. The dates for the 2004 quarterly reports will be announced later.